EXHIBIT 1

FOR RELEASE APRIL 28, 2003	CONTACT:	Sonia Ross
(403) 295-4532

NovAtel Reports Financial Results for the First Quarter 2003

(Calgary, Alberta, Canada, April 28, 2003)— NovAtel Inc. (NASDAQ: NGPS), a global positioning systems manufacturer, today announced its financial results for the first quarter ended March 30, 2003.

Revenues in the first quarter 2003 were CDN $6.9 million (US $4.8 million) compared to CDN $7.2 million (US $5.0 million) in the similar period a year ago.  The Company is reporting net income from continuing operations for the first quarter 2003 of CDN $63,000 (US $43,000) or CDN $0.01 (US $0.01) per share compared to a net income from continuing operations of CDN $250,000 (US $172,000) or CDN $0.03 (US $0.02) per share in the similar period a year ago.

NovAtel’s financial results for the current and prior period reflect the treatment of Mezure, Inc., in which NovAtel holds a 70% equity interest, as a discontinued operation.  Including the results of discontinued operations, the Company is reporting net income of CDN $15,000 (US $10,000) for the first quarter 2003 compared to net income of CDN $73,000 (US $50,000) in the first quarter of 2002.

“The first quarter of 2003 was a challenging one for our company,” said Jon Ladd, President and CEO.  “Revenues in our Special Applications business were below expectations, as this segment was impacted by soft market conditions in the U.S. and by fewer shipments into Australia’s agricultural market, which is experiencing a severe drought, as well as by lower than anticipated engineering service revenues.  Point, Inc., our joint venture with Sokkia Co., Ltd., while starting to show improved revenue, also reported lower than expected sales. Our Aviation business revenue, however, was on target for the quarter.  I am pleased to report that, even given the revenue challenges, we were able to achieve a small profit by conservatively managing our expenses and by focusing our sales efforts on higher margin products.”

“Our next generation WAAS business continues to gain momentum – we recently received two letter contracts from Raytheon, worth US $100,000 each, to initiate development of a ground receiver and signal generator for the new FAA Geostationary Communication Control Segment (GCCS),” said Ladd.  “Provided that our development proposals are accepted by Raytheon and the corresponding contracts are awarded, we expect the combined programs to provide revenue of approximately US $3 million over the next two years.”

Ladd continued, “I’m also pleased to announce that we successfully transitioned our core GPS receiver from our flagship OEM4 technology to our OEM4G2 “generation two” technology, affording our customers significant improvements in performance and ease of integration.  We also made first shipments to customers of our new OEM4G2L small-footprint receiver and next generation GPS 702 antenna, confirming our commitment to continue to develop and provide cutting edge technology at a very competitive price point.”

“Other positive developments in the first quarter included continued progress in managing our working capital,” said Werner Gartner, Executive Vice President and CFO.  “During the first quarter of 2003, we generated positive operating cash flow of $3.7 million and increased our cash balance to $9.5 million as of March 30, 2003.”

Ladd concluded, “Looking ahead to the balance of 2003, despite the revenue shortfall in the first quarter, we believe we are on track to deliver the financial results provided in our previous guidance, which is to grow both revenue and net income in all of 2003 over the previous year.”

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the following:  NovAtel’s proposed acquisition of CMC Electronics Inc.’s L1 GPS business; Point, Inc.; Mezure, Inc.; and the Company’s outlook for the remainder of 2003.

The company will have a conference call the same day at 4:30 p.m. ET.  Participants may access the NovAtel Inc. conference call by dialing 1-877-323-2090  (North America) or 416-695-9702 (International), reservation number T414830C.  This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.companyboardroom.com.

A replay of the conference call will be available until May 5, 2003 by dialing 1-866-518-1010 (North America) or 416-252-1143 (International), or until July 15, 2003 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor centre at www.companyboardroom.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others.   Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

NovAtel Inc. is a leading provider of precise global positioning and augmentation technologies designed to afford our customers rapid integration and superior return on investment.  The Company’s core technology is being applied in diversified positioning markets around the globe including agriculture, mining, marine, surveying, unmanned systems and machine control.  NovAtel is also the prime supplier of GPS ground reference receivers to national satellite-based augmentation systems worldwide including the U.S. WAAS, Europe EGNOS, Japan MSAS and China SNAS.  For more information, visit www.novatel.com.

Certain statements in this news release, including financial guidance, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects and the impact of industry consolidations, together with the other risks and uncertainties described in the Company’s filings with the United States Securities and Exchange Commission.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in Canadian $ thousands - unaudited)

	March 30, 2003	December 31, 2002

ASSETS

Current assets:
Cash and short term investments	$9,455	$6,572
Accounts receivable	4,987	9,634
Related party receivables	773	730
Related party notes receivable	1,784	1,932
Inventories	4,705	4,780
Prepaid expenses and deposits	309	284
Total current assets	22,013	23,932

Capital assets	2,993	2,460
Intangible assets	1,818	1,902
Deferred development costs	2,561	2,596
Total assets	$29,385	$30,890

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$4,441	$5,848
Related party payables	606	327
Notes payable	2,265	2,418
Deferred revenue and customer deposits	335	531
Provision for future warranty costs	356	344
Capital lease obligations – current portion	93	92
Total current liabilities	8,096	9,560

Deferred gain on sale/leaseback of capital assets	652	685
Capital lease obligations – long-term portion	75	98
Total liabilities	8,823	10,343

Shareholders’ equity:
Capital stock	35,572	35,572
Contributed surplus	13	13
Deficit	(15,023)	(15,038)
Total shareholders’ equity	20,562	20,547
Total liabilities and shareholders’ equity	$29,385	$30,890

The following amounts relating to discontinued operations are included in the consolidated balance sheet:

Current assets of discontinued operations	$106	$132
Non-current assets of discontinued operations	$272	$285
Current liabilities of discontinued operations	$882	$892
Non-current liabilities of discontinued operations	$—	$—

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in Canadian $ thousands, except per share data - unaudited)

	Three months ended
	March 30, 2003	March 31, 2002
Revenues:
Product sales	$5,822	$6,221
NRE fees	1,077	1,020
Total revenues	6,899	7,241

Cost of sales:
Cost of product sales	2,760	2,870
Cost of NRE fees	619	707
Total cost of sales	3,379	3,577

Gross profit	3,520	3,664

Operating expenses:
Research and development	1,315	1,517
Selling and marketing	1,128	745
General and administration	870	927
Total operating expenses	3,313	3,189

Operating income	207	475

Interest income, net	43	10
Other expense	(186)	(226)

Income from continuing operations before income taxes	64	259

Provision for income taxes	1	9

Net income from continuing operations	63	250

Loss from discontinued operations	(48)	(177)

Net income	$15	$73

Net income (loss) per share (basic)
Continuing operations	$0.01	$0.03
Discontinued operations	(0.01)	(0.02)
Net income (loss) per share	$0.00	$0.01

Weighted average shares outstanding (basic)	7,685	7,684

Net income (loss) per share (diluted)
Continuing operations	$0.01	$0.03
Discontinued operations	(0.01)	(0.02)
Net income (loss) per share	$0.00	$0.01

Weighted average shares outstanding (diluted)	7,834	7,859